FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 23, 2002


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Sale of Bruce Power dated 23 December 2002.





Exhibit No.1


23 December 2002


British Energy plc ("British Energy")

Proposed Disposal of Interest in Bruce Power Limited Partnership and Huron Wind Limited Partnership

The Board of British Energy (the "Board") announces that British Energy and certain of its subsidiaries have entered into binding Heads of Agreement to dispose of British Energy's entire 82.4% interest in Bruce Power Limited Partnership ("Bruce Power") as follows: 79.8% to a consortium made up of Cameco Corporation ("Cameco"), BPC Generation Infrastructure Trust ("BPC") and TransCanada PipeLines Limited ("TransCanada") (together, the "Consortium"); and 2.6% to the Power Workers' Union Trust No. 1 ("PWU") and The Society of Energy Professionals Trust (the "Society") (together the "Unions"). The Consortium will also acquire British Energy's 85% interest in Bruce Power Inc. ("BPI"), the general partner of Bruce Power.

In addition, the Consortium will acquire the 50% interest that British Energy holds in Huron Wind Limited Partnership ("Huron Wind") through its subsidiary British Energy Canada Investments Inc. The disposal of British Energy's interest in Bruce Power, BPI and Huron Wind will be effected through the sale of British Energy (Canada) Ltd ("BECL").

Cameco already holds a 15% interest in Bruce Power and BPI through its subsidiary Cameco Bruce Holdings Inc. and the Unions together hold a 2.6% interest in Bruce Power. The Consortium members will each own a 31.6% interest in Bruce Power and a 16.7% interest in Huron Wind as a result of the disposal. PWU will own a 4% interest in Bruce Power and the Society will own a 1.2% interest in Bruce Power as a result of the disposal. BPI will be entirely owned by the Consortium as a result of the disposal.

British Energy's decision to sell BECL is a key element in the proposed restructuring announced on 28 November 2002.

British Energy expects to receive a maximum aggregate consideration of C$770m, subject to various contingencies and potential adjustments. Of this aggregate consideration, British Energy will receive C$630m in cash at closing subject, inter alia, to the pre-closing adjustments in respect of material adverse change and early termination of trading contracts which are described below.

In addition, British Energy expects to receive up to:

- C$100m, contingent on the restart of the two Bruce A units as set out below; plus

- C$20m, which will be retained for two months following closing against a potential adjustment in respect of any pension fund deficit; plus

- C$20m, which will be retained to cover any successful claims in respect of customary representations and warranties until any claims raised against British Energy or certain of its subsidiaries within two years from the date of closing are resolved.

In addition, C$80m will be retained to cover the estimated outstanding tax liabilities of BECL and its subsidiaries.

Any balance of the retained sums not applied to cover the outstanding tax liabilities of BECL and its subsidiaries, pension fund deficit or any successful claim for breach of representations and warranties will be paid to British Energy at the end of the relevant period for retention subject to confirmation from the Consortium, based upon written input from their auditors, actuaries, tax or legal advisors to the extent necessary, and in consultation with Ontario Power Generation, Inc. ("OPG"), that such a release is appropriate. In the event that sums due in respect of outstanding tax liabilities, any pension fund deficit or claims under the representations and warranties exceeds the amount held back for that purpose, British Energy would be required to pay the amount of such excess to the Consortium.

The purchase price is subject to adjustment pre-closing if an event, change or development in or affecting the business of Bruce Power which is materially adverse to such business or, inter alia, the prospects or operation of the Bruce facility (a "MAC") occurs prior to closing. In the event of a MAC with a value of more than C$20m, there will be an adjustment to the purchase consideration calculated by reference to the impact on the value of the interest in Bruce Power acquired by the Consortium on a net present value basis. For a MAC with a value of up to C$350m, the sole remedy for the Consortium shall be an adjustment to the purchase price. If a MAC with a value of more than C$350m occurs, the parties will not be obliged to complete the proposed transaction.

In addition, the purchase price may be adjusted pre-closing in the event that contracts for the sale of electricity or the hedging of electricity prices (the "Trading Contracts") are terminated early prior to closing. The principal events of default under the Trading Contracts which could give rise to early termination are non-payment or insolvency of either party to the agreement or their guarantor. In the majority of Trading Contracts, the insolvency of British Energy would be an event of default which could lead to early termination. The purchase price will be reduced dollar for dollar if there is a net loss to Bruce Power from the termination of a Trading Contract, and increased dollar for dollar if there is a net gain. The amount of such net loss or net gain shall be calculated at closing taking into account any replacement contracts entered into by Bruce Power and any payments made in connection with letters of credit associated with the relevant Trading Contract. A net loss resulting from the early termination of a Trading Contract will not constitute a MAC.

Of the C$100m receivable by British Energy contingent on the restart of two of the Bruce A units, C$50m will be released to British Energy provided the first unit is restarted by 15 June 2003 and an additional C$50m will be released to British Energy if the second unit is restarted by 1 August 2003. Delays in the restart of each unit would result in the payments reducing by 10% per month. Any amounts forfeited by British Energy under this arrangement would be paid to the Provincial Government of Ontario (the "Province").

In addition to the consideration referred to above, the Consortium will pay C$100m to British Energy at closing to fund a one-off estimation allowance and restructuring fee of C$100m to the Province in consideration of the Province consenting to the transaction. Subject to adjustment, therefore, the total consideration payable by the Consortium is expected to be C$950m.

Closing of the proposed transaction is subject to a number of conditions precedent including, inter alia, receipt of certain confirmations from the Canadian Nuclear Safety Commission ("CNSC"), receipt of favourable Canadian tax rulings, consent of the Province to the proposed transaction, Canadian Competition Act clearance and the approval of British Energy's shareholders.

The Secretary of State for Trade and Industry (the "DTI") has consented to the proposed sale under the DTI credit facility (the "Facility") entered into on 26 September 2002 and amended on 28 November 2002, and the Province has agreed in principle to give its consent. The Unions have consented to the transaction under the Bruce Power limited partnership agreement in consideration of Bruce Power Investments Inc, a subsidiary of British Energy, forgiving loans of approximately C$14.6m made to the Unions to allow them to acquire their initial 2.6% interest in Bruce Power and fund subsequent capital calls, and the transfer to the Unions of an additional 2.6% interest in Bruce Power immediately prior to closing.

As detailed above, the parties will not be obliged to complete the transaction if a MAC with an aggregate value of greater than C$350m occurs. In addition, the Consortium may elect not to close the transaction if certain senior employees of Bruce Power leave the employment of Bruce Power or announce their intention to do so prior to closing and it is a further condition of closing that certain senior employees enter into employment agreements with Bruce Power for at least five years subject to death, disability, normal retirement arrangements and dismissal for cause.

The DTI has agreed to provide certain credit support to Bruce Power under the Facility in the period prior to closing, which it is anticipated will occur prior to 14 February 2003 in accordance with the restructuring proposal announced on 28 November 2002. If closing has not occurred by 14 February 2003 the parties are not obliged to complete the proposed transaction.

At closing, the Consortium will assume responsibility for all of British Energy's obligations as credit support provider and/or guarantor under Bruce Power's existing Trading Contracts. The Consortium will also take over British Energy's financial assurance obligations to Bruce Power in respect of the CNSC licence at closing. In addition, the Consortium will assume responsibility for the C$175m guarantee granted by British Energy to OPG under the lease of the Bruce facility and pay the C$225m of deferred rent payments due by Bruce Power to OPG at closing. British Energy will have no further obligation to OPG in respect of deferred rent payments.

The proceeds of the transaction will initially be paid into an account approved by and charged in favour of the DTI as security for British Energy's obligations to the DTI and are expected to be used to repay the sums made available to British Energy under the Facility. The disposal will considerably reduce the cash and collateral requirements of British Energy going forward under the Facility.

A break fee of C$15m will be payable by British Energy in the event that the transaction is not completed as a result of the Board accepting an unsolicited offer for its entire interest in Bruce Power. The break fee shall also be payable if the Board fails to recommend the transaction or varies its recommendation to the shareholders and the shareholders do not approve the transaction and, if as a result of failure to gain shareholder approval an insolvency official is appointed, the insolvency official does not affirm and agree to be bound by the heads of agreement within five days of his or her appointment.

The parties have agreed to work expeditiously and in good faith to negotiate, settle and execute a definitive agreement embodying the foregoing and further provisions in terms satisfactory to the parties acting reasonably.

The net book value of the net assets (after adjustment for minorities and financing and taking into account the nature of the lease of the Bruce facility under UK GAAP) which are the subject of the proposed transaction was C$96m as at 31st March 2002. The profits (pre-tax and post-minorities) attributable to the net assets which are the subject of the proposed transaction were C$74m for the 101/2 month period from 12 May 2001 to 31 March 2002.

British Energy's decision to sell BECL is a key element in the proposed restructuring intended to achieve the long-term financial viability of the British Energy group. As previously announced, the DTI has confirmed its intention to support the proposed restructuring and has agreed to extend the Facility until 9 March 2003 in order to provide financial stability and security while British Energy seeks the support of certain significant creditors.

The Board believes that the restructuring of the group offers the best available opportunity to achieve the long term financial viability of the British Energy Group. However, the proposed restructuring requires British Energy to reach formal agreement with a large number of creditors with respect to diverse financial interests, as well as a successful disposal of British Energy's interests in Bruce Power and AmerGen Energy Company, LLC.

If the transaction is not completed, such agreements with creditors cannot be reached, the required approvals for the restructuring are not forthcoming, the assumptions underlying the restructuring proposal are not fulfilled or the conditions to the Facility or restructuring are not satisfied or waived within the timescales envisaged, British Energy may be unable to meet its financial obligations as they fall due and therefore, British Energy may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.



Notes to Editors:

Bruce Power is a subsidiary undertaking of British Energy which operates the Bruce Power nuclear facility. The facility is located in a 2,300 acre site which houses two power stations, plus supporting infrastructure, a training centre, maintenance facility, emergency power facilities and a visitors' center. The facility is situated on the shores of Lake Huron between the towns of Kincardine and Saugeen Shores. Bruce Power leases eight reactors at the site. The four operating reactors in Bruce B have a generating capacity of around 3,200 MW. The four reactors in Bruce A were removed from service between 1995 and 1998. Subject to CNSC approval, Unit 4 of Bruce A is expected to return to service in April 2003 followed by Unit 3 of Bruce A before next summer's period of peak demand. The environmental assessment hearing, which is a necessary requirement of the Bruce A restart was held on December 12th 2002. The CNSC staff recommended that the Commission accept the report presented to them and allow the Bruce A restart to progress to the licensing stage. Further hearings for additional steps in the restart process are scheduled for 16 January 2003 and 26 to 27 February 2003.

Huron Wind is a limited partnership between British Energy and OPG which owns a wind farm comprising five 1.8 MW wind turbines with a capacity of 9.0MW. Each party owns a 50% interest in Huron Wind and will share the power output equally. The Huron Wind site, which is located adjacent to the Bruce Power Visitors Centre, commenced commercial operation in mid-November 2002.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest producer of uranium and the largest supplier of combined uranium and conversion services. Cameco's uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario, where the company has an interest in Bruce Power. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco's shares trade under the symbol CCO on the Toronto stock exchange and CCJ on the New York stock exchange.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. With today's announcement, TransCanada owns or has interests in, controls, manages or is constructing facilities for approximately 4,150 megawatts of power, an amount of power that can meet the needs of about four million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges.

BPC Generation Infrastructure Trust, based in Toronto, Ontario, is established by Ontario Municipal Employees Retirement Board ("OMERS"), one of Canada's largest pension funds with C$34bn in assets under management. OMERS, which was established in 1962, has grown into one of the most competitive and cost-effective pension plans in Canada, providing guaranteed retirement security, competitive benefits and efficient service to 312,000 members and close to 1,000 employers across Ontario.

Cameco and TransCanada will be making announcements on the Toronto and New York stock exchanges concurrent with this release.



Contacts

Paul Heward             +44 1355 262 201    (British Energy, Investor Relations)
Andrew Dowler           +44 20 7831 3113    (Financial Dynamics, Media)




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 23, 2002                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations